Filed Pursuant to Rule 433
Registration No. 333-134553

Lehman Brothers Holdings Inc.

5.25%  Notes due February 6, 2012

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	A1/A+/A+
Principal Amount:	$1,500,000,000.00
Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Settlement Date:	January 12, 2007
Maturity Date:	February 6, 2012
Issue Price:	99.894%
Coupon:	5.25%
Benchmark Treasury:	4.625% due December 31, 2011
Spread to Benchmark Treasury:	Plus 62 basis points (.62%)
Treasury Strike:	4.653%
All-in Yield:	5.273%
Interest Payment Dates:	Semi-annually on February 6 and August 6, commencing on
August 6, 2007 (long first interest period)
Denominations:	$1,000
CUSIP:	52517PR60
Underwriters:	Lehman Brothers (90%) (bookrunner)
Hypo Capital Markets, Inc (1%)
HVB Capital Markets (1%)
ANZ Securities, Inc (1%)
La Salle Capital Markets (1%)
Daiwa Securities SMBC Europe Limited (1%)
BNY Capital Markets, Inc (1%)
Citigroup (1%)
Banc of America Securities, LLC (1%)
SunTrust Robinson Humphrey (1%)
Wells Fargo Securities, LLC (1%)

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.